9

EXHIBIT 4.16

INNEXUS INC.

3405 172nd Street, #196

Arlington (Seattle), Washington

WA 98223

Telephone: (425) 696-0068

Date: June 6,  2002

IMMUNE NETWORK LTD.

768 West Third, Suite 202

Vancouver, British Columbia

V6S 2L2

(Telefax No: (604) 733-6623)

Attention: Dr. Allen Bain

Dear Sirs:

Re:

Sub-License - Monoclonal Antibody Known as 1F7

We are writing to formalize certain proposed transactions relating to the captioned matters as arise from our letter agreement dated November 21, 2001 between InNexus Inc. (“InNexus”) and Immune Network Ltd. (“Immune”), (the “Letter Agreement”), and our proposed reverse takeover (the “RTO”) of Cusil Venture Corporation (“CUSIL”).

Upon acceptance, this letter shall supercede and replace the Letter of Agreement (which shall thereby be extinguished) and shall constitute the agreement among the undersigned with respect to the sublicensing by Immune of all of the intellectual property rights to the monoclonal antibody IF7 currently held by Immune under license, including any of its rights in or to the Patent Rights and other Intellectual Property Rights set out in Schedule “B” hereto (the “Sub-licensed Technology”) in consideration for the payment of the sum of $10,000, all on the following terms and conditions:

Definitions

1.1

Any capitalized terms used herein and not otherwise expressly defined shall have the meanings set out in the attached Schedule “A”.

Grant of Sub-license

2.1

In consideration of payment of the sum of $10,000 by InNexus to Immune, the receipt and sufficiency of which is hereby acknowledged, Immune hereby grants to North Bioscience Inc., the wholly owned subsidiary of InNexus, of 5567 Deerhorn Lane, N. Vancouver, British Columbia V7R 4T3 (the “Sub-licensee”), an exclusive world-wide sub-license (the “Sub-License”) to use the Sub-licensed Technology on and subject to the terms and conditions set out herein.

Terms of Sub-License

3.1

This Sub-license shall be subject to the following terms and conditions:

(a)

The Sub-licensee shall have an exclusive world-wide license to use the Sub-licensed Technology in any human or humanized forms, including genetically engineered or fully human antibodies in conjunction with SAT

(b)

The Sub-license shall commence upon and be effective as of June 6, 2002 (the “Effective Date”);

(c)

The Sub-licensee shall expend a minimum of $20,000 in development of the Sub-licensed Technology the earlier of 2 weeks of completion of the RTO or within the first 6 months after the Effective Date and shall advance these funds to Immune to fund its research and development program for 1F7;

(d)

In addition to 4.1c the Sub-licensee or its contractors shall, in order to maintain this Sub-license in good standing, have documented expenses of $50,000, the second and $100,000 the 3rd year from the anniversary date

(e)

The Sub-licensee shall be required to pay royalties, as and when provided under the SDC License Agreement, to Immune at the rate of 3% for “Therapeutic Licensed Products” and 6% for “Diagnostic Licensed Products”, as those terms are defined in the SDC License Agreement;

(f)

The Sub-licensee shall provide such reports and other information with respect to its use of the Sub-licensed Technology as Immune may reasonably require in order to fulfill its reporting obligations under the SDC License Agreement and shall refrain from activities which would cause Immune to be in default of its obligations under the SDC License Agreement;

(g)

Immune shall, as soon as practicable after the Effective Date, deliver to the Sub-licensee all documents, biological materials and information pertaining to the Sub-licensed Technology as the Sub-licensee may reasonably require;

(h)

Immune shall do all things necessary to keep the SDC License Agreement in good standing and shall promptly advise the Sub-licensee of any breach or pending breach in its obligations thereunder (a “Breach”) and shall provide copies of any written communication respecting the SDC License Agreement which allege any such existing, pending or threatened Breach, provided that the Sub-licensee may take such steps as it considers reasonably necessary to cure any such existing Breach or to avoid the occurrence of a pending or threatened Breach due to the action or inaction of Immune.  In the event of bankruptcy, insolvency, appointment of a receiver by Immune or similar action which would entitle SDRCC to terminate the SDC License Agreement, Immune shall be deemed to have assigned the SDC License Agreement to the Sub-licensee immediately prior to such action without the payment of any additional consideration or without the need for any further action of the parties and the Sub-licensee shall be authorized, for on behalf of Immune, to take all steps necessary to obtain SDRCC’s approval to such assignment and to cause it to become fully effective;

(i)

Within ninety (90) days of the receipt of information sufficient, in a party’s reasonable judgment, to enable full evaluation of any Improvements, that party shall notify the other party of such Improvements.  The party responsible for funding the Improvements shall retain full right, title and interest in such Improvements.  Should the Improvements be developed by Immune and Sub-licensee, ownership shall (except to the extent expressly otherwise provided in the SDC Sub-license) vest jointly in Immune and Sub-licensee proportional to the amount of moneys expended by each party in the development such Improvements;

(j)

Any new inventions, discoveries or intellectual property owned, purchased or acquired by Sub-licensee or made or developed by the Sub-licensee’s employees or those of its Affiliates or subsequent to the execution of this Agreement which are not deemed Improvements or which are patentably distinct from the Patent Rights, including, without limitation, any new chemical entities derived through use of the Intellectual Property Rights and SAT (“Sub-licensee’s New Intellectual Property”) shall not form part of Immune’s Intellectual Property, and shall be the sole and exclusive property of the Sub-licensee; and

(k)

Unless previously terminated in accordance with sections 6.1 or 6.2, this Sub-license Agreement and this Sub-license granted hereunder shall continue in full force until the date of the last to expire of the Patent Rights or the expiration of any other rights with respect to this Sub-license or such longer period as may be provide for in the SDC License.

Representations And Warranties

4.1

Immune hereby represents, warrants and covenants as follows:

(a)

Immune has full right, authority and capacity to enter into and fully perform this Sub-license Agreement and to grant the Sub-license, free and clear of all Liens or rights of third parties other than pursuant to the Intellectual Property Agreements;

(b)

the Intellectual Property Rights set out in Schedule “B” is a complete list, as of the Effective Date, of all Intellectual Property Rights pertaining to the Sub-licensed Anti-body which are owned or controlled by Immune (together with a complete description of any material limitations, rights of third parties, restrictions on use or ownership by Immune, or encumbrances on such rights) and all other intellectual property including any Patent Rights, license rights or trade marks, materials, property or assets which form part of the Sub-licensed Technology or which are necessary or desirable for the development and commercial exploitation of the Sub-licensed Technology and are in Immune’s possession and control;

(c)

Immune beneficially owns the Intellectual Property Rights set out in Schedule “B”, and no person, firm or corporation has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming an agreement, for the purchase or sub-license from Immune of any of the Sub-licensed Technology;

(d)

The SDC License Agreement is in full force and effect and Immune is not now in default of any of its obligations thereunder no are there now any circumstances in existence which, to the knowledge of Immune, may result in any such default and, without limiting the generality of the foregoing, the execution, delivery and performance by Immune of this Sub-license Agreement will not constitute a default under the SDC License Agreement;

(e)

the Intellectual Property Rights included in the Sub-licensed Technology are validly and beneficially owned by Immune or the person specified in Schedule “B”, free and clear of all Liens, charges and encumbrances whatsoever, with the sole and exclusive right to use and to sub-license the use of the same, subject only to the limitations under this Sub-license Agreement or, where so specified in Schedule “B”, under the specified terms of the Intellectual Property Agreement pursuant to which such rights are held;

(f)

the proposed commercial use of the Sub-licensed Technology contemplated hereunder, does not infringe upon the patents, trademarks, trade names or copyrights, domestic or foreign, of any other person, firm or corporation;

(g)

to the best of Immune’s knowledge, none of the Patent Rights included as part of the Sub-licensed Technology was fraudulently procured from the relevant governmental patent granting authority, and that each such Patent Right is, or will be, valid and enforceable;

(h)

Immune is not a party to or threatened with any litigation action, suit or proceeding in any court or before any administrative tribunal which affects or may affect the Sub-licensed Technology or Immune’s ability to duly complete the transactions contemplated herein nor, to the knowledge of Immune after due inquiry, is any such action, suit or proceeding pending or threatened nor is there any basis therefore;

4.2

The representations, warranties, covenants and agreements by Immune set forth in section 4.2 or contained elsewhere in this Agreement or any certificates or other documents delivered to InNexus or the Sub-licensee pursuant to the provisions hereof or in connection with the transactions contemplated hereby, are, except where otherwise expressly stated, true as of the date and time of execution hereof and shall be true at and as of time of execution on the Effective Date and, notwithstanding any investigations or enquiries made by InNexus or the Sub-licensee prior to execution hereof, the representations, warranties, covenants and agreements of Immune shall survive the execution and delivery hereof and shall continue in full force and effect throughout the term of this Sub-license Agreement.

4.3

InNexus and the Sub-licensee represent, warrant and covenant to Immune as follows:

(a)

InNexus is duly incorporated and subsisting as a corporation under the laws of Washington and has full right, authority and capacity to enter into and fully perform this Sub-license Agreement; and

(b)

The Sub-licensee is duly incorporated and subsisting as a corporation under the laws of the jurisdiction in which it is incorporated and has full right, authority and capacity to enter into and fully perform this Sub-license Agreement;

4.4

The representations, warranties, covenants and agreements by InNexus or the Sub-licensee in section 4.3 or contained elsewhere in this Agreement or any certificates or other documents delivered to Immune pursuant to the provisions hereof or in connection with the transactions contemplated hereby, are, except where otherwise expressly stated, true as of the date and time of execution hereof by InNexus or the Sub-licensee and shall be true at and as of time of execution on the Effective  Date, and, notwithstanding any investigations or enquiries made by Immune prior to execution hereof, the representations, warranties, covenants and agreements of InNexus and the Sub-licensee shall survive the execution and delivery hereof and shall continue in full force and effect throughout the term of this Sub-license Agreement..

Notice

5.1

Any notice or other communication between either party under this Agreement will be deemed to be properly given when in writing and delivered by hand or mailed, postage prepaid, or sent by telefax, teletype or other means of electronic communication producing a printed copy but, for greater clarity, excluding communication by e-mail unless the other party acknowledges receipt of same in writing (“Electronic Communication”) on any business day to the intended recipient at its address first written above or to such other address or person as the other party may from time to time designate by notice or if sent by Electronic Communication to such telecommunication address as the respective parties may specify. Any notice delivered on a business day will be deemed conclusively to have been effectively given on the date notice was delivered. Any notice sent by prepaid registered mail will be deemed conclusively to have been effectively given on the third business day after posting; but if at the time of posting or between the time of posting and the third business day thereafter there is a strike, lockout or other labour disturbance affecting postal service, then the notice will not be effectively given unless delivered by hand or sent by Electronic Communication.

Termination

6.1

The Sub-licensee, in its sole discretion, may terminate this Sub-license Agreement with respect to the Patent Rights upon thirty (30) days’ prior written notice to Immune.  Termination pursuant to this section 6.1 shall not relieve Sub-licensee or Immune of any obligation or liability arising from any acts or omissions committed by either party, incurred prior to the effective date of such termination.

6.2

Immune may terminate this Sub-license Agreement due to the Sub-licensee’s failure to perform any material obligation herein, unless such breach shall be cured within sixty (60) calendar days following Sub-licensee’s receipt of written notice of such default from Immune.

6.3

Upon the termination or expiration of this Sub-license Agreement, all right, title and interest in and to any of Sub-licensee’s Improvements and Sub-licensee’s New Intellectual Property, shall remain with Sub-licensee and all right, title and interest in and to any of Immune’s Improvements and Immune’s New Intellectual Property shall remain with Immune and neither party shall be required to sell, transfer, assign or otherwise convey such Improvements or New Intellectual Property or any interest therein to the other party.

Assignment and Novation

7.1

Except as provided herein, this Agreement may not be assigned, in whole or in part, without the prior written consent of the other parties hereto.

7.2

Notwithstanding the foregoing, InNexus or the Sub-licensee may assign any of its rights hereunder to a subsidiary or Affiliate of InNexus or CUSIL, and Immune may transfer the Sub-licensed Technology and assign the Sub-license Agreement together with any of its rights of obligations hereunder to a subsidiary or Affiliate of Immune, provided such subsidiary or Affiliate enters into and becomes bound by the Sub-license Agreement and/or this Sub-license Agreement to the same extent as if it had executed same at the time of execution by the parties hereto.  InNexus and/or the Sub-licensee may assign or transfer any rights now held by it or hereafter acquired under this Sub-license Agreement to CUSIL or a subsidiary or Affiliate of CUSIL and it is hereby acknowledged that InNexus and the Sub-licensee will be required to do so under the terms of the RTO, as now contemplated.

General Provisions

8.1

Time is of the essence hereof.

8.2

Any reference to a monetary amount, “Cash”, dollars or “$” (other than a specific reference to United States dollars or “US$”) shall be deemed to refer to the lawful currency of the Canada (or, for greater clarity, “CDN”).

8.3

The parties hereto shall execute such other documents and do such other things as may be reasonably necessary to give full effect to the transactions contemplated hereby.

8.4

This Agreement contains the entire agreement between the parties relating to the subject matter of this Agreement and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto and may be modified only by an instrument in writing signed by all parties hereto.

8.5

Notwithstanding anything herein to the contrary, neither party hereto shall be deemed to be in default with respect to the performance of the terms, covenants and conditions of this Agreement if the same shall be due to any strike, lock-out, civil commotion, invasion, rebellion, hostilities, sabotage, governmental regulations or controls, or acts of God.

8.6

This Agreement will be governed by and interpreted according to the laws of the province of British Columbia, Canada, and the parties hereby irrevocably agree to submit to the jurisdiction of the Courts thereof in connection with any disputes arising hereunder and irrevocably select Vancouver, British Columbia as the proper venue for any such disputes.

8.7

The waiver by any party a breach of any provisions of this Agreement by the other party to this Agreement shall not operate or be construed as a waiver of any subsequent breach by that party.

8.8

This Agreement may be executed in as many counterparts as may be necessary, each of which so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

If you wish to accept the terms and conditions set out herein, please execute the enclosed copy of this letter and return same to use by no later than 4:00 p.m., Vancouver time, on June 6, 2002.  We hereby acknowledge and accept return of the enclosed copy of this Agreement by Electronic Communication, subject to delivery of the original of the document to us within one week of delivery of the copies sent via the Electronic Communication.

Yours truly,

InNexus Inc.

by:

/s/ Alton C. Morgan

           Dr. Alton C. Morgan

Acknowledged and agreed to by the Sub-license, North Bioscience Inc., this 6th day of June, 2002.

North Bioscience Inc. by: /s/ Alton C. Morgan Dr. Alton C. Morgan

Acknowledged and agreed to by Immune Network Ltd., this  6th day of  June, 2002.

Immune Network Ltd.

by:

  /s/ Allen Bain

Dr. Allen Bain

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9

Schedule “A” To Sub-license Agreement Among Immune Network Ltd., InNexus Inc. and North Bioscience Inc.

1.

Definitions

1.1.

Where used herein, the following terms shall have the meanings set out below:

(a)

“Affiliate” means, with respect to a particular party hereto, a corporation which is a subsidiary of, is controlled by (through the majority ownership of its voting shares held by one or more persons acting jointly or in concert) or is under common control with that party, whether directly or indirectly;

(b)

“Agreement” or “Sub-license Agreement” means the agreement formed by acceptance of this letter agreement;

(c)

“CDNX” means the Canadian Venture Exchange Inc.;

(d)

“Court” means the Supreme Court of British Columbia;

(e)

“Electronic Communication” means telefax, teletype or other means of electronic communication producing a printed copy but, for greater clarity, shall not include e-mail unless the other party acknowledges receipt of same in writing;

(f)

“Improvements” means, collectively, versions, releases, enhancements, modifications, alterations, updates, corrections, processes, systems, or fixes to any of the Intellectual Property Rights (including without limitation the filing of any patent, copyright, trademark, trade name, or service mark application), which are developed by or on behalf of Immune or Sub-licensee for use in conjunction with the Intellectual Property Rights, in whole or in part, and any and all partial or intermediate versions thereof, and any and all derivative works thereof, and any and all know-how, trade secrets and other proprietary information thereof;

(g)

“Indebtedness” means any and all advances, debts, duties, endorsements, guarantees, liabilities, obligations, responsibilities and undertakings of a person assumed, created, incurred or made, whether voluntary or involuntary, however incurred or made, whether voluntary or involuntary, however arising, whether due or not due, absolute, inchoate or contingent, liquidated or unliquidated, determined or undetermined, direct or indirect, express or implied, and whether such persons may be liable individually or jointly with others;

(h)

 “Intellectual Property Rights” means any right, title and interest of Immune, whether held directly, indirectly, whether under the SDC License Agreement or otherwise, in to or respecting the Patent Rights, together with patented or unpatented discoveries, inventions, confidential information, data, methods, procedures, results of experimentation, know how or other tangible or intangible rights and any other intellectual property rights pertaining to the Sublicensed Antibody, including any improvement to or an application of the aforementioned inventions, Patent Rights, or discoveries, which are held by Immune or in which Immune has a right to acquire any interest or which held for the benefit of Immune, as of the date of execution hereof or which may be acquired by Immune prior to the Effective Date, including the intellectual property rights set forth in Schedule “B”;

(i)

 “Intellectual Property Agreements” means the SDC License Agreement and any other agreement entered into by Immune which may give rise to, limit or restrict or otherwise materially affect the Intellectual Property Rights, particulars of which are set forth in Schedule “B”

(j)

“Letter Agreement” has the meaning set out on page 1 of this Agreement;

(k)

 “Lien” means any mortgage, debenture, charge, hypothecation, pledge, lien, or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law, statutory or otherwise that secures the payment of any Indebtedness or the performance of any obligation or creates in favour of or grants to any person any proprietary right;

(l)

“Patent Rights” means collectively, the patents, including any division, continuation or continuation-in-part thereof, and any patent issuing thereon, and including any reexaminations or reissues thereof, and other pending applications, and any process or component thereof falling within the scope of any claim or claims thereof applicable to the Intellectual Property Rights including the patents and patent applications set forth in Schedule “B”, as may be amended from time to time in accordance with the provisions of this Agreement;

(m)

 “RTO” has the meaning set out on page 1 of this Agreement;

(n)

 “SAT” means the anti-body enhancement and modification technology platform which is the subject of US patent # 6,238,667 and other pending applications and which is commonly known as Super-antibody Technology;

(o)

“Sub-licensed Antibody” means the monoclonal antibody known and referred to in the Patent Rights as 1F7;

(p)

“SDRCC” means the San Diego Regional Cancer Center, the licensor under the SDC License Agreement;

(q)

“SDC License Agreement” means the exclusive license agreement dated for reference April 23, 1993 among Immune and SDRCC;

(r)

“Sub-licensed Technology” means all of Immune’s Intellectual Property Rights with respect to the Sub-licensed Antibody to be granted to the Sub-licensee pursuant to this Sub-license Agreement;

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Schedule “B” To Letter Agreement Among Immune Network Ltd., InNexus Inc. and Norther Biosciences Inc.

Sub-licensed Technology

Intellectual Property Rights (including Patent Rights) and other rights or assets pertaining to 1F07 Anti-body held by Immune Network Ltd.

Patent Rights

Number	Date Granted	Patent Holder or Assignee	Immune Rights Held
Patent US 5,849,583	Dec. 15, 1998	SDRCC	Exclusive World-wide License
Patent US 6,057,421	May 2, 2000	SDRCC	Exclusive World-wide License
Patent US 6,146,627	November 14, 2000	SDRCC	Exclusive World-wide License
Patent US 6,221,580	April 24, 2001	SDRCC	Exclusive World-wide License
Patent Application

Relevant Intellectual Property Agreements

SDC License Agreement

Other Intellectual Property Rights

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